4

  _____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 54 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________


     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibit is filed herewith:

     Exhibit 133 Press release jointly issued by KCPL and Western Resources on February 7, 1997.


                               SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY

                    By:     /s/ Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  February 7, 1997


                             EXHIBIT INDEX


Exhibit No.
                    Description                          Page

Exhibit 133         Press release jointly issued by KCPL and
          Western   Resources on February 7, 1997.






Media Contacts:                 Media Contact:
Pam Levetzow (816) 556-2926     Michel' J. Philipp (913) 575-1927
Phyllis Desbien (816) 556-2903  Robin Lampe (913) 575-6468

Investor Contact:                  Investor Contact:
David Myers (816) 556-2312         Rick Kready (913) 575-8226


                          JOINT NEWS RELEASE

              KCPL, WESTERN RESOURCES FIND COMMON GROUND,
                      ANNOUNCE AGREEMENT TO MERGE

                   TRANSACTION VALUED AT $2 BILLION


     KANSAS CITY, Missouri, and TOPEKA, Kansas, February 7, 1997 --

Citing the need to join forces in a rapidly changing marketplace, the boards of directors of Kansas City Power & Light Company (NYSE:KLT)

and Western Resources, Inc. (NYSE:WR) said today they have approved a merger of the two companies.

     In separate meetings, the two boards of directors approved a definitive merger agreement that provides for a tax-free, stock-for-

transaction valued at approximately $2 billion.

     Under the terms of the agreement, KCPL shareowners will receive

$32 of Western Resources' common stock per KCPL share*.

     This merger, which is intended to be accounted for as a pooling-

of-interests transaction, will create a company with more than 2 million security and energy customers, $9.5 billion in assets, $3 billion in annual revenues and more than 8,000 megawatts of electric generation resources.

     "We are pleased to be working together to take advantage of the tremendous opportunities this merger presents," said John E. Hayes,

Jr., Western Resources chairman of the board and chief executive officer.  "We are excited about bringing the exceptional talents and skills of all employees together as we continue to position this new company that will benefit customers, shareowners, and our respective communities."

     Both Hayes, and Drue Jennings, KCPL chairman of the board,

president, and chief executive officer, said that resolution of the outstanding merger issues will enable the strategic initiatives of both companies to go forward to meet the changing energy marketplace.

     "This transaction provides significant tangible benefits for all involved," said Jennings.  "An increase in the per share price, our mutual commitment to no employee layoffs, and long-range cost savings of $1 billion during 10 years exemplify what our two companies can do together immediately.  And in the future, this combination will create value for shareowners and choices for customers as we position ourselves to be a premier energy and security provider throughout the nation.

     "We are both gratified to continue our long association in the new company, building on each other's strengths to create a company poised for the future."

     Hayes will remain chairman of the board and chief executive officer.  Jennings will become vice chairman of the board of Western

Resources and be responsible for electric utility operations of the combined company upon completion of the merger.  Six members of the

KCPL board will join the board of directors of Western Resources.

KCPL, as a division of Western Resources, will continue to have its own board and retain its headquarters in Kansas City, Missouri.

     "Western Resources has taken increasingly bold actions that position the company for a competitive marketplace and that will complement KCPL strengths," said Jennings.

     The merger is conditioned, among other things, upon the approvals of each company's shareowners and the necessary review and approvals of various regulatory agencies, principally the Kansas Corporation

Commission, Missouri Public Service Commission, Nuclear Regulatory

Commission, and the Federal Energy Regulatory Commission.

     As a result of the merger agreement, Western Resources will terminate its exchange offer.


                                 -30-

     Kansas City Power & Light Company (NYSE:KLT) provides electric power to a growing and diversified service territory encompassing metropolitan Kansas City, parts of eastern Kansas and western Missouri. KCPL is a low-cost producer and leader in fuel procurement and plant technology. KLT Inc., a wholly owned subsidiary of KCPL, pursues opportunities in nonregulated, primarily energy-related ventures.
     For more information about KCPL, visit http://www.kcpl.com

     Western Resources (NYSE:WR) is a full-service, diversified energy company with total assets of more than $6 billion. Its utilities, KPL and KGE, operating in Kansas and Oklahoma, provide natural gas service to approximately 650,000 customers and electric service to approximately 600,000 customers. Through its unregulated subsidiaries, Westar Energy, Westar Security, Westar Capital, and The Wing Group, a full range of energy, security and related products and services are developed and marketed in the continental U.S., and offshore.
     For more information about Western Resources and its operating companies, visit us on the Internet at http://www.wstnres.com.

     *Subject to an exchange ratio collar of 0.917 to 1.100 Western Resources shares for each KCPL share.





Attention media:


     John E. Hayes, Jr., Western Resources chairman of the board and chief executive officer, and Drue Jennings, KCPL chairman of the board, president, and chief executive officer, will conduct a news teleconference at 3 p.m. CST today regarding the following announcement.

     To participate in this news conference, call (800) 289-0730. The confirmation number is 311679.

                   Media only is invited to participate.
                     Western Resources/KCPL

                       Creating the future


*More than 2 million security and energy customers
*Largest operational fixed-point network for utility automation in the world, serving more than 365,000 residential customers in Kansas and Missouri.
*Third largest provider of security services in the United States with more than 400,000 customers and 46 branch offices in 44 states
*Access to more than 1.4 million natural gas customers in Kansas and Oklahoma through pending ONEOK alliance
*$9.5 billion in combined assets
*$3 billion in combined annual revenues
*More than 8,000 megawatts of combined electric generation resources
*More than 8,000 miles of transmission lines
*Joint ownership in one of the nation's safest and most efficient nuclear plants
*Largest shareholder in ADT Limited, the world's largest provider of monitored security services
*Power plant development projects in Argentina, China, Turkey, Colombia
*Investment in fiber optic network, telecommunications system in
                            11 states
                    Combined company profile


                     Western                   Merged     National
                    Resources       KCPL       Company      Rank
    Electric         605,000      430,000     1,035,000     34th
    Customers
    Security         430,000         0         430,000       3rd
    Customers
 Gas Customers*     1,400,000        0        1,400,000      8th
 Annual Revenues   $2.05 billion  $904 million $2.95 billion 33rd**

     Assets        $6.6 billion  $2.9 billion  $9.5 billion   24th

  Transmission        6,300        1,700        8,000        n/a
  Lines (miles)
   Generating         5,300        3,100        8,400        n/a
  Capacity (MW)
    Employees         5,960        2,304        8,264        n/a


* With completion of the WR/ONEOK strategic alliance, the company will have access to approximately 1.4 million natural gas customers
               **Based on retail electric revenues
                     Western Resources/KCPL

                        Transaction terms


Agreement:
  The boards of directors of Kansas City Power & Light
  (NYSE:KLT) and Western Resources, Inc., (NYSE:WR) have approved a merger of the two companies, which is intended to be accounted for as a pooling-of-interests transaction.

Details of Transaction:
  KCPL shareowners will receive $32 of Western Resources' common stock per KCPL share*
  Tax-free, stock-for-stock transaction valued at approximately $2 billion
  Six members of the KCPL board will join the board of directors of Western Resources
  KCPL, as a division of Western Resources, will continue to have its own board and retain its headquarters in Kansas City, Missouri
  As a result of the merger agreement, Western Resources will terminate its exchange offer
  Western Resources' headquarters will remain in Topeka, KGE's in Wichita, and KPL's in Topeka

Required Approval:
  Shareowners of each company, review and approval of various regulatory agencies: Kansas Corporation Commission, Missouri Public Service Commission, Nuclear Regulatory Commission, and the Federal Energy Regulatory Commission
  *Subject to an exchange ratio collar of .917 to 1.100 Western
              Resources shares for each KCPL share.
                     Western Resources/KCPL

                        Transaction terms


Agreement:
  The boards of directors of Kansas City Power & Light
  (NYSE:KLT) and Western Resources, Inc. (NYSE:WR) have approved a merger of the two companies, which is intended to be accounted for as a pooling-of-interests transaction.

Details of Transaction:
  KCPL shareowners will receive $32 of Western Resources' common stock per KCPL share*
  Tax-free, stock-for-stock transaction valued at approximately $2 billion
  Six members of the KCPL board will join the board of directors of Western Resources
  KCPL, as a division of Western Resources, will continue to have its own board and retain its headquarters in Kansas City, Missouri
  As a result of the merger agreement, Western Resources will terminate its exchange offer
  Western Resources' headquarters will remain in Topeka, KGE's in Wichita, and KPL's in Topeka

Required Approval:
  Shareowners of each company, review and approval of various regulatory agencies: Kansas Corporation Commission, Missouri Public Service Commission, Nuclear Regulatory Commission, and the Federal Energy Regulatory Commission
*Subject to an exchange ratio collar of .917 to 1.100 Western Resources shares for each KCPL share.